SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

23rd November 2006

FINANCIAL YEAR 2006-07

AN EXCELLENT PERFORMANCE IN THE FIRST HALF

➢   Operating income up 30.5% to 979 million Euros

➢   Adjusted operating margin1 of 9.1%, up 1.2 points

➢   Free cash flow of 0.5 billion Euros

VERY GOOD RESULTS IN Q2

➢   Operating income up 7.8% to 568 million Euros

➢   Adjusted operating margin1 of over 10%

OBJECTIVE FOR FULL YEAR 2006-07 MAINTAINED

The board of Directors of Air France-KLM, at a meeting on 22nd November 2006 chaired by Jean-Cyril Spinetta, examined the accounts for the First Half of Financial Year 2006-07.

Jean-Cyril Spinetta made the following comment on the results: “Thanks to the merger Air France-KLM is a market leader and benefits from a unique competitive position, which is contributing to the continued improvement in our results. During the First Half, we have further improved our profitability while continuing to strengthen our financial position. Based on current positive trends, I am confident that we will achieve our target for the full year of a significant rise in operating income relative to last year.”

Consolidated figures

Financial year 2006-07 (in € millions)	Three months to 30th September			Six months to 30th September
	2006	2005	Change	2006	2005	Change
Turnover	6,131	5,636	+8.8%	11,933	10,822	+10.3%
Operating income	568	527	+7.8%	979	750	+30.5%
Pre- tax income of fully integrated companies	520	1,014(1)	ns	830	1,163(1)	ns
Net profit, Group share	374	717(2)	ns	618	829(2)	ns
Net profit, Group share excl. Amadeus capital gain	374	298	+25.5%	618	410	+50.7%
Net earnings per share (in €)	1.41	2.73	ns	2.33	3.16	ns
Net diluted earnings per share (in €)	1.30	2.52	ns	2.16	2.97	ns

(1) Includes gross capital gain in respect of Amadeus of 504 million Euros

(2) Includes net capital gain in respect of Amadeus of 419 million Euros

1 Operating income adjusted for the portion of operating leases corresponding to financial charges (34%).

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

1/12

Second quarter to 30th September 2006: operating income up 7.8% to 568 million euros, with an adjusted operating margin1 of 10.1%

Passenger transport for Air France-KLM remained extremely dynamic during the second quarter, in line with the trend since the beginning of the year. The Cargo activity developed in an increasingly competitive environment which resulted in pressure on unit revenues.

Group turnover rose 8.8% to 6.13 billion Euros, for production measured in equivalent available seat kilometres (EASK) up by 4.7%. Unit revenue per EASK was up 3.6% and by 4.5% excluding the currency impact. Operating costs rose by 8.9% to 5.56 billion Euros. Excluding fuel, the rise would have been 4.6%. Unit costs per EASK were up 3.9% but declined 1.1% on a constant currency and fuel price basis.

The main changes in operating costs were as follows:

➢

A 29% rise in the fuel charge to 1.17 billion Euros versus 908 million Euros for the three months to 30th September 2005, reflecting a rise in volumes of 3%, a rise in jet fuel prices after hedging of 30%, and a positive currency impact of 4%.

➢	Commercial and distribution costs down 6.9% to 299 million Euros.
➢

A 6.7% rise in employee costs to 1.64 billion Euros, mainly due to a 10.7% increase in social security costs linked to the contribution of Air France to the general unemployment insurance scheme. Payroll costs were up just 2.1%.

Operating income for the quarter rose 7.8% to 568 million Euros, from 527 million Euros at 30th September 2005. The adjusted operating margin1 stood at 10.1% versus 10.3% a year earlier.

Income from operating activities stood at 566 million Euros versus 1.06 billion Euros at 30th September 2005; the latter included the 504 million Euro capital gain generated by the disposal of Amadeus shares.

Pre-tax income of fully integrated companies amounted to 520 million Euros versus 1.01 billion Euros at 30th September 2005. The tax charge was 151 million Euros (240 million Euros at 30th September 2005). The contribution from associates was 15 million Euros (versus a negative contribution of 47 million Euros at 30th September 2005, which was negatively impacted by an asset impairment test in respect of Martinair). Net income, Group share, amounted to 374 million Euros, compared with 717 million Euros at 30th September 2005. Excluding the net capital gain on the Amadeus operation, net income rose by 25.5%.

Information by business

Passenger

For the three months to 30th September 2006, both traffic and capacity rose by 5.2%, giving a stable load factor at the very high level of 84.2%. The group carried a total of 19.6 million passengers, a rise of 4.9%.

Total passenger turnover was up 8.7% to 4.87 billion Euros. Operating income amounted to 505 million Euros, a rise of 18.8%.

1 Operating income adjusted for the portion of operating leases corresponding to financial charges (34%).

2/12

	Three months to 30th September
	2006	2005	Change
Total passenger business turnover (in € m)	4,873	4,483	+ 8.7%
Turnover from regular passenger business (in € m)	4,625	4,229	+ 9.3%
Unit revenue per RPK (in € cts)	8.63	8.30	+4.0%
Unit revenue per ASK (in € cts)	7.26	6.98	+4.0%
Unit cost per ASK (in € cts)	6.40	6.21	+3.1%
Operating income (in € m)	505	425	+18.8%

Yield (RRPK) and unit revenue per available seat kilometer (RASK) both rose 4.7% on a constant currency basis. Unit costs per available seat kilometer were down 1.1% on a constant currency and fuel price basis.

Cargo

In an environment which remains highly competitive, Cargo traffic rose by 3.2%, on capacity up by 2.2%. The load factor remained at a modest level of 63.5%. The rise in unit revenue slowed during the quarter under the impact of competition, notably in the Asian region. In addition, high fuel prices are weighing on this business, which operates, on average, an older fleet.

Turnover amounted to 724 million Euros, up 3.7%, while operating income was a negative 6 million Euros compared with a profit of 34 million Euros at 30th September 2005.

	Three months to 30th September
	2006	2005	Change
Total cargo business turnover (in € m)	724	698	+ 3.7%
Turnover from transportation of cargo (in € m)	669	645	+3.7%
Unit revenues per RTK (in € cts)	24.76	24.64	+0.5%
Unit revenues per ATK (in € cts)	15.73	15.50	+1.5%
Unit costs in ATK (in € cts)	15.75	14.55	+8.2%
Operating income (in € m)	(6)	34	ns

On a constant currency basis, unit revenue per revenue tonne kilometre (RRTK) was up 2.5%, and unit revenue per available tonne kilometre (RATK) rose by 3.6%. Unit costs rose by 0.8% on a constant currency and fuel price basis.

Maintenance

Third-party turnover at the Maintenance business stood at 249 million Euros versus 198 million Euros a year earlier. Operating income was 11 million Euros against 26 million Euros at 30th September 2005. It was strongly ahead during the First Quarter of this Financial Year.

Other activities

Turnover of the Group’s other activities amounted to 285 million Euros, up 10.9%, while operating income stood at 58 million Euros, compared with 42 million Euros a year earlier.

Six months to 30th September 2006: operating income of 979 million Euros, adjusted operating margin1 of 9.1%

Turnover rose 10.3% to 11.93 billion Euros, for production measured in EASK up 4.7%. Unit revenues per EASK rose 5.4% (5.1% on a constant currency basis). Operating charges were up 8.8% to 10.95 billion Euros over the same period. Excluding the fuel charge, they rose by 5.0%.

1 Operating income adjusted for the portion of operating leases corresponding to financial charges (34%).

3/12

Unit costs per EASK rose by 3.9%, but were down 0.8% on a constant currency and exchange rate basis.

The main change in operating costs was the rise in the fuel bill (+27%) to 2.18 billion Euros, reflecting the combination of a volume effect of 3% and a price impact after hedging of 24%. Commercial and distribution costs fell 2.5% to 620 million Euros and employee costs were up 5.4% to 3.30 billion Euros. The latter was due in part to a rise of 10.6% in social security charges linked to Air France’s contribution to the general unemployment insurance scheme. This limited the reduction in unit costs per EASK by 0.7percentage points. Headcount remained almost stable at 103,347 employees.

Operating income amounted to 979 million Euros up 30.5%, versus 750 million Euros a year earlier. The adjusted operating margin1 progressed strongly, from 7.9% at 30th September 2005 to 9.1% at 30th September 2006.

Income from operating activities amounted to 954 million Euros against 1.29 billion Euros at 30th September 2005. Pre-tax income of fully integrated companies was 830 million Euros, compared with 1.16 billion Euros a year earlier. Results at 30th September 2005 included the capital gain of 504 million Euros in respect of the Amadeus operation.

After a tax charge of 238 million Euros (against 292 million Euros at 30th September 2005) and a positive contribution from associates of 15 million Euros (compared with a negative contribution of 30 million Euros a year earlier), net income, Group share amounted to 618 million Euros, compared with 829 million Euros at 30th September 2005, which had included a net capital gain of 419 million Euros in respect of the Amadeus operation. Excluding this, net income rose by 50.7%.

Net diluted earnings per share stood at 2.16 Euros compared with 2.97 Euros at 30th September 2005.

Information by business

Passenger

Passenger activity in the first half was up 6.4% on capacity up by 5.1% leading to a 0.9 point improvement in the load factor to 82.8%. The Group carried a total of 38.7 million passengers during the period, a rise of 5.5%.

Total passenger turnover rose by 10.3% to 9.49 billion Euros. Operating income was strongly ahead, rising 44.4% to 868 million Euros at 30th September 2006.

	Six months to 30th September
	2006	2005	Change
Total passenger business turnover (in € m)	9,486	8,600	+ 10.3%
Turnover from regular passenger business (in € m)	8,970	8,088	+ 10.9%
Unit revenue per RPK (in € cts)	8.69	8.34	+ 4.3%
Unit revenue per ASK (in € cts)	7.20	6.83	+5.5%
Unit cost per ASK (in € cts)	6.43	6.24	+3.0%
Operating income (in € m)	868	601	+44.4%

The yield (RRPK) was up 3.9%, and revenue per available seat kilometer (RASK) rose 5.1% on a constant currency basis. Unit costs per available seat kilometer were down 1.0% on a constant currency and fuel price basis.

1 Operating income adjusted for the portion of operating leases corresponding to financial charges (34%).

4/12

Cargo

For the six months to 30th September 2006, Cargo traffic rose by 3.5% on capacity growth of 2.4%, leading to a 0.7 point rise in the load factor to 64.8%, a level which nonetheless remains too low in an environment of stiff competition and high fuel prices.

Total revenues amounted to 1.45 billion Euros against 1.36 billion Euros a year earlier, up 7.0%. Operating income amounted to 22 million Euros, versus 45 million Euros a year earlier.

	Six months to 30th September
	2006	2005	Change
Total cargo turnover (in € m)	1,453	1,358	+7.0%
Turnover from transportation of cargo (in € m)	1,343	1,255	+6.9%
Unit revenues per RTK (in € cts)	24.72	23.90	+3.4%
Unit revenues per ATK (in € cts)	16.03	15.34	+4.5%
Unit costs per ATK (in € cts)	15.60	14.62	+6.7%
Operating income (in € m)	22	45	-51.0%

On a constant currency basis, the yield (RRTK) rose 3.3%, and unit revenues per available tonne kilometre (RATK) by 4.2%. On a constant currency and fuel price basis, unit costs were stable.

Maintenance

The Maintenance activity in the First Half was affected by contract postponements and logistics problems. Third-party revenues amounted to 480 million Euros, up 16.8% compared with 411 million Euros a year earlier. Operating income amounted to 14 million Euros versus 40 million Euros at 30th September 2005.

Other activities

Other activities are mainly composed of the catering business and the charter activity of KLM, operated by its subsidiary, transavia.com. Revenues from the other activities amounted to 514 million Euros, up 13.5% year-on-year. Of these, the catering activity accounted for 95 million Euros, and the charter activity for 375 million Euros (+22.1%). Operating income of the division was 75 million Euros, up 17.2%.

Financial structure: a 24% rise in operating cash flow and a further reduction in net debt

Capital expenditure amounted to 1.11 billion Euros during the six months to 30th September 2006, down from 1.37 billion Euros during the same period last year. It was financed by operating cash flow of 1.63 billion Euros (up 24% on last year) and proceeds from asset disposals of 60 million Euros (147 million Euros at 30th September 2005). The Group’s cash position stood at 4.6 billion Euros, an increase of 0.9 billion Euros, after the successful bond issue of 550 million Euros launched at the beginning of September. In addition, available credit facilities remain at 1.7 billion Euros.

The balance sheet structure was further strengthened, with net debt of 3.85 billion Euros, down 530 million Euros versus 31st March 2006. Shareholders’ Equity stood at 8.01 billion Euros, versus 7.85 billion Euros at 31st March 2006. The change in the value of hedging instruments was a negative 420 million Euros compared to 31st March 2006.

The gearing ratio was thus reduced from 0.56 at 31st March 2006 to 0.48 at 30th September 2006.

5/12

Objective for full year 2006-07 maintained

On the basis of current robust traffic levels and forward bookings for the coming months, Air France-KLM maintains its objective for the Full Year to generate a significant increase in operating income compared to 2005-06.

Agenda

Thursday 23rd November:

Presentation of the First Half results at 3.00 (CET) at the Westin Hotel

3, avenue de Castiglione – 75001 Paris, France

➢	audio-web conference at 3.00 (CET)
to connect, dial
UK 00 44 207 162 0125 (password: AKH)
US 1 334 323 6203 (password: AKH)

to view the presentation connect to the following internet address:

http://airfranceklm.viewontv.com (password: AKHH1)

➢	To listen to a recording, dial:
UK 00 44 207 031 4064 (code: 822486)
US 1 954 334 0342 (code: 822486)

6/12

Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements. which include. but are not limited to. statements concerning the financial condition. results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks. uncertainties and other factors. many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including. among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic. business. competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings. including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM'S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

7/12

FLEET AS OF 30 SEPTEMBER 2006

AIR FRANCE FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06
B747-400	8	8	1	1	7	7	16	16	16	16
B747-300/200	6	6					6	6	4
B777-200/300	19	23	4	4	15	15	38	42	37	42
A340-300	10	10	3	3	7	7	20	20	20	20
A330-200	6	6	1	1	9	9	16	16	16	16
Long-haul fleet	49	53	9	9	38	38	96	100	93	94
B747-400	2	2			3	3	5	5	5	5
B747-200	5	5	1	1	1	1	7	7	7	7
Cargo	7	7	1	1	4	4	12	12	12	12
A321	11	11			2	2	13	13	13	13
A320	49	52	3		16	15	68	67	66	67
A319	20	19	4	4	21	22	45	45	44	45
A318	12	13					12	13	12	13
B737-500	3	3			9	6	12	9	11	9
Medium-haul fleet	95	98	7	4	48	45	150	147	146	147
Total Air France fleet	151	158	17	14	90	87	258	259	251	253

REGIONAL FLEET

BRIT AIR
Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06
Canadair Jet 100	2	2	11	11	6	6	19	19	19	18
Canadair Jet 700	2	3	10	9			12	12	12	12
F100-100	5	5			8	8	13	13	13	13
Total	9	10	21	20	14	14	44	44	44	43

CITY JET
Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06
BAE146-200/300*	5	5	1	1	13	14	19	20	19	20
AVRO RJ 85		7						7
Total	5	12	1	1	13	14	19	27	19	20
sub-leased by KLM

REGIONAL
Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06
BEECH 1900	3	3	1	1	1	1	5	5
EMB145-EP/MP	2	2	17	17	9	9	28	28	28	28
EMB135-ER	2	2	3	3	4	4	9	9	9	8
EMB120-ER	8	8	1	1	2	1	11	10	9	9
F100-100	1	3	1	1	7	6	9	10	9	10
F70-70			5	5			5	5	5	5
SAAB 2000					5	4	5	4	5	4
Total	16	18	28	28	28	25	72	71	65	64

Total Regional fleet	30	40	50	49	55	53	135	142	128	127

TOTAL Air France Group	181	198	67	63	145	140	393	401	379	380

8/12

FLEET AS OF 30 SEPTEMBER 2006

KLM AND TRANSAVIA FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06
B747-400	6	9	16	13			22	22	22	22
B777-200			5	6	6	7	11	13	11	13
MD11			8	8	2	2	10	10	10	10
A330-200			3	5			3	5	3	5
B767-300					8	5	8	5	8	5
Long-haul fleet	6	9	32	32	16	14	54	55	54	55
B747-400			3	3			3	3	3	3
Cargo			3	3			3	3	3	3
B737-900			2	2	3	3	5	5	5	5
B737-800	3	6	23	20	4	5	30	31	30	31
B737-700			5	5	5	5	10	10	10	10
B737-400	6	6			7	7	13	13	13	13
B737-300	6	6	1	1	7	7	14	14	14	14
Medium-haul fleet	15	18	31	28	26	27	72	73	72	73
Total KLM fleet	21	27	66	63	42	41	129	131	129	131

REGIONAL FLEET

KLM Cityhopper
Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06
F70	18	18	3	3			21	21	21	21
F50	2	6	4		2	2	8	8	8	8
Total KLM Cityhopper fleet	20	24	7	3	2	2	29	29	29	29

KLM Cityhopper UK
Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06
F100	7	7	11	11			18	18	18	18
F50					6	6	6	6	6	6
Total KLM Cityhopper UK fleet	7	7	11	11	6	6	24	24	24	24

Total Regional fleet	27	31	18	14	8	8	53	53	53	53

TOTAL KLM Group	48	58	84	77	50	49	182	184	182	184

	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06	3/31/06	9/30/06
TOTAL
Air France-KLM	229	256	151	140	195	189	575	585	561	564
Group

9/12

AIR FRANCE KLM GROUP

INCOME STATEMENT

in millions of euros	2 nd quarter (July to September)			1st half (April to September)
	2006-07	2005-06	variation	2006-07	2005-06	variation
SALES	6,131	5,636	8.8%	11,933	10,822	10.3%
Other revenues	3	6	na	3	6	na
EXTERNAL EXPENSES	(3,390)	(3,028)	12.0%	(6,632)	(5,927)	11.9%
Aircraft fuel	(1,171)	(908)	29.0%	(2,181)	(1,717)	27.0%
Chartering costs	(164)	(151)	8.6%	(330)	(289)	14.2%
Aircraft operating lease costs	(149)	(154)	-3.2%	(305)	(309)	-1.3%
Landing fees and en route charges	(448)	(417)	7.4%	(881)	(820)	7.4%
Catering	(112)	(105)	6.7%	(215)	(206)	4.4%
Handling charges and other operating costs	(316)	(305)	3.6%	(635)	(597)	6.4%
Aircraft maintenance costs	(233)	(162)	43.8%	(434)	(344)	26.2%
Commercial and distribution costs	(299)	(321)	-6.9%	(620)	(636)	-2.5%
Other external expenses	(498)	(505)	-1.4%	(1,031)	(1,009)	2.2%
Salaries & related costs	(1,644)	(1,541)	6.7%	(3,305)	(3,135)	5.4%
Taxes other than income tax	(65)	(54)	20.4%	(129)	(112)	15.2%
Charge to depreciation/amortization, net	(446)	(418)	6.7%	(870)	(809)	7.5%
Charge to operating provisions, net	(17)	(41)	-58.5%	(23)	(61)	-62.3%
Other income and charges, net	(4)	(33)	na	2	(34)	na
OPERATING INCOME	568	527	7.8%	979	750	30.5%
Gain on disposal of flight equipment, net	(1)	-	na	5		na
Amortization of negative goodwill	-	3	na		5	na
Other non-current income and expenses, net	(1)	531	na	(30)	534	na
INCOME FROM OPERATING ACTIVITIES	566	1,061	na	954	1,289	na
Gross cost of financial debt	(96)	(101)	-5.0%	(193)	(188)	2.7%
Income from cash & cash equivalent	57	47	21.3%	108	74	45.9%
Net cost of financial debt	(39)	(54)	-27.8%	(85)	(114)	-25.4%

Other financial income and expenses	(7)	7	na	(39)	(12)	na
PRE-TAX INCOME OF CONSOLIDATED COMPANIES	520	1,014	-48.7%	830	1,163	-28.6%
Income tax	(151)	(240)	-37.1%	(238)	(292)	-18.5%
NET INCOME OF CONSOLIDATED COMPANIES	369	774	-52.3%	592	871	-32.0%

Share of profits (losses) of associates	15	(47)	na	15	(30)	na
NET INCOME FROM CONTINUING OPERATIONS	384	727	-47.2%	607	841	-27.8%
Net income from discontinued operations	-	-		-	-
INCOME BEFORE MINORITY INTERESTS	384	727	-47.2%	607	841	-27.8%

Minority interests	(10)	(10)	na	11	(12)	na
NET INCOME - GROUP SHARE	374	717	-47.8%	618	829	-25.5%

10/12

CONSOLIDATED BALANCE SHEET

in millions of euros

ASSETS	30 September 2006	31 March 2006
Goodwill	204	208
Intangible assets	424	428
Flight equipment	11,230	11,017
Other property, plant and equipment	1,982	1,955
Investments in equity associates	217	204
Pension assets	2,019	1,903
Other financial assets	1,101	1,182
Deferred tax assets	2	7
Other non current assets	791	1,082
Total non-current assets	17,970	17,986
Other short term financial assets	1,132	932
Inventories	356	340
Account receivables	2,724	2,518
Income tax receivables	1	1
Other current assets	1,370	1,756
Cash and cash equivalents	3,984	2,946
Total current assets	9,567	8,493

Total assets	27,537	26,479

LIABILITIES AND EQUITY	30 September 2006	31 March 2006
Issued Capital	2,290	2,290
Additional paid-in capital	430	430
Treasury shares	(49)	(58)
Reserves and retained earnings	5,229	5,072
Equity attributable to equity holders of Air France KLM SA	7,900	7,734
Minority interests	110	119
Total Equity	8,010	7,853
Provisions and retirement benefits	1,412	1,453
Long-term debt	8,196	7,826
Deferred tax	934	839
Other non-current liabilities	475	417
Total non-current liabilities	11,017	10,535
Provisions	227	192
Short term portion of long-term debt	1,178	1,260
Trade payables	2,133	2,039
Deferred revenue on ticket sales	1,992	2,062
Current tax liabilities	7	167
Other current liabilities	2,654	2,269
Bank overdrafts	319	102
Total current liabilities	8,510	8,091

Total liabilities and equity	27,537	26,479

11/12

STATEMENT OF CONSOLIDATED CASH FLOW

in millions of euros

Period from April 1 to September 30,	2006	2005
Income for the period	607	841
Amortization, depreciation and operating provisions	893	870
Financial provisions	18	-
Gain on disposals of tangible and intangible assets	(7)	(45)
Gain on disposals of subsidiaries and associates	(1)	1
Gain on Amadeus GTD transaction	-	(504)
Derivatives	18	(7)
Unrealized foreign exchange gains and losses, net	(9)	19
Negative goodwill	-	(5)
Share of profits (losses) of associates	(15)	33
Deferred taxes	255	128
Other non-monetary items	(62)	(30)
Subtotal	1,697	1,301
(Increase) / decrease in inventories	(20)	(45)
(Increase) / decrease in trade receivables	(272)	(420)
Increase / (decrease) in trade payables	161	195
Change in other receivables and payables	61	280
Net cash flow from operating activities	1,627	1,311
Acquisitions of subsidiaries and investments in associates, net of cash acquired	(27)	(30)
Purchase of property plant and equipment and intangible assets	(1,114)	(1,373)
Proceeds on disposal of subsidiaries and investments in associates	15	10
Proceeds on Amadeus GTD transaction	-	817
Proceeds on disposal of property plant and equipment and intangible assets	60	147
Dividends received	2	-
Decrease (increase) in investments, net between 3 months and 1 year	(93)	51
Net cash flow from investing activities	(1,157)	(378)
Issuance of long-term debt	942	1,090
Repayments on long term debt	(223)	(344)
Payment of debt resulting from finance lease liabilities	(282)	(276)
Increase in loans	(27)	(94)
Decrease in loans	24	66
Dividends paid	(82)	(41)
Net cash flow from financing activities	352	401
Effect of exchange rate on cash and cash equivalents	(1)	2
Change in cash and cash equivalents	821	1,336

Cash and cash equivalents at beginning of period	2,844	2,238
Cash and cash equivalents at end of period	3,665	3,574

12/12

Air France – KLM Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

April 1, 2006 – September 30, 2006

Groupe Air France – KLM

CONSOLIDATED INCOME STATEMENTS (unaudited)

In € millions		2006	2005
	Notes
Period from April 1 to September 30,

Sales	4	11 933	10 822
Other revenues		3	6

Revenues		11 936	10 828

External expenses	5	(6 632)	(5 927)
Salaries and related costs	6	(3 305)	(3 135)
Taxes other than income taxes		(129)	(112)
Amortization and depreciation	7	(870)	(809)
Provisions	7	(23)	(61)
Other income and expenses	8	2	(34)

Income from current operations		979	750

Sales of aircraft equipment	9	5	-
Negative goodwill		-	5
Other non-current income and expenses	9	(30)	534

Income from operating activities		954	1 289

Cost of financial debt	10	(193)	(188)
Income from cash and cash equivalents	10	108	74
Net cost of financial debt		(85)	(114)

Other financial income and expenses	10	(39)	(12)

Income before tax		830	1 163

Income taxes	12	(238)	(292)

Net income of consolidated companies		592	871

Share of profits (losses) of associates	11	15	(30)

Net income from continuing operations		607	841

Net income from discontinued operations		-	-

Income for the period		607	841
- Group		618	829
- Minority interest		(11)	12

Earnings per share – Group
- basic	13	2.33	3.16
- diluted	13	2.16	2.97

Groupe Air France – KLM

CONSOLIDATED BALANCE SHEETS (unaudited)

Assets In € millions	Notes	September 30, 2006	March 31, 2006

Goodwill		204	208
Intangible assets		424	428
Flight equipment	14	11 230	11 017
Other property, plant and equipment	14	1 982	1 955
Investments in equity associates		217	204
Pension assets		2 019	1 903
Other financial assets		1 101	1 182
Deferred tax assets		2	7
Other non current assets		791	1 082

Total non current assets		17 970	17 986

Other short term financial assets		1 132	932
Inventories		356	340
Account receivables		2 724	2 518
Income tax receivables		1	1
Other current assets		1 370	1 756
Cash and cash equivalents		3 984	2 946

Total current assets		9 567	8 493

Total assets		27 537	26 479

Groupe Air France – KLM

Liabilities and equity In € millions	Notes	September 30, 2006	March 31, 2006

Issued capital		2 290	2 290
Additional paid-in capital		430	430
Treasury shares		(49)	(58)
Reserves and retained earnings		5 229	5 072

Equity attributable to equity holders of Air France-KLM SA	15	7 900	7 734

Minority interests		110	119

Total Equity		8 010	7 853

Provisions and retirement benefits	17	1 412	1 453
Long-term debt	18	8 196	7 826
Deferred tax		934	839
Other non-current liabilities		475	417

Total non-current liabilities		11 017	10 535

Provisions	17	227	192
Short term portion of long-term debt	18	1 178	1 260
Trade payables		2 133	2 039
Deferred revenue on ticket sales		1 992	2 062
Current tax liabilities		7	167
Other current liabilities		2 654	2 269
Bank overdrafts		319	102

Total current liabilities		8 510	8 091
Total liabilities		19 527	18 626

Total liabilities and equity		27 537	26 479

Air France – KLM Group

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (unaudited)

In € millions

	Number of shares	Issued capital	Additional paid-in capital	Treasury shares							Equity attributable to holders of Air France- KLM SA	Minority interests	Total equity
					Retained earnings	Derivatives reserve	Available for sale securities reserve	Currency translation adjustment	Other reserves	Total
March 31, 2005	269 383 518	2 290	384	(19)	3 260	-	-	(6)	-	3 254	5 909	111	6 020

Gain / (loss) on revaluation of fixed assets reclassified as available for sale assets	-	-	-	-	-	-	(3)	-	-	(3)	(3)	-	(3)

Gain / (loss) on cash flow hedges	-	-	-	-	-	1 329	-	-	-	1 329	1 329	7	1 336

Currency translation adjustment	-	-	-	-	-	-	-	7	-	7	7	4	11

Income for the period	-	-	-	-	829	-	-	-	-	829	829	12	841
Total of gains / (losses) recorded	-	-	-	-	829	1 329	(3)	7	-	2 162	2 162	23	2 185

Stock based compensation (ESA)	-	-	-	-	(96)	-	-	-	-	(96)	(96)	-	(96)

Stock component of convertible bonds (OCEANE)	-	-	46	-	-	-	-	-	-	-	46	-	46

Dividends paid	-	-	-	-	(39)	-	-	-	-	(39)	(39)	-	(39)

Treasury shares	-	-	-	(72)	-	-	-	-	-	-	(72)	-	(72)

Change in consolidation	-	-	-	-	-	-	-	-	-	-	-	(6)	(6)
September 30, 2005 (*)	269 383 518	2 290	430	(91)	3 954	1 329	(3)	1	-	5 281	7 910	128	8 038

March 31, 2006	269 383 518	2 290	430	(58)	4 023	1 055	(4)	(2)	-	5 072	7 734	119	7 853

Gain / (loss) on revaluation of fixed assets reclassified as available for sale assets	-	-	-	-	-	-	(3)	-	-	(3)	(3)	-	(3)

Gain / (loss) on cash flow hedges	-	-	-	-	-	(392)	-	-	-	(392)	(392)	-	(392)

Currency translation adjustment	-	-	-	-	-	-	-	(2)	-	(2)	(2)	(2)	(4)

Income for the period	-	-	-	-	618	-	-	-	-	618	618	(11)	607
Total of gains / (losses) recorded	-	-	-	-	618	(392)	(3)	(2)	-	221	221	(13)	208

Stock based compensation (ESA)	-	-	-	-	17	-	-	-	-	17	17	-	17

Dividends paid	-	-	-	-	(81)	-	-	-	-	(81)	(81)	(1)	(82)

Treasury shares	-	-	-	9	-	-	-	-	-	-	9	-	9

Other	-	-	-	-	19	(21)	9	(7)	-	-	-	5	5
September 30, 2006	269 383 518	2 290	430	(49)	4 596	642	2	(11)	-	5 229	7 900	110	8 010

Groupe Air France - KLM

(*) Based on the fair valuation of KLM’s assets and liabilities at the acquisition date, KLM’s first consolidation resulted in the share acquired of the net fair value of KLM’s identifiable assets, liabilities and contingent liabilities exceeding the acquisition cost, including the recognition of the net pension asset related to the pilot retirement plan.

The negative goodwill was immediately reversed to operating profit in the income statement. However, pending clarification from the IFRIC, the Group decided not to recognize the benefit of the pension asset in its preliminary IFRS transition financial statements as of and for the year ended March 31, 2005 previously published. Hence the opening equity attributable to holders of Air-France KLM in the previously filed unaudited interim condensed consolidated financial statements for the six-month period ended September 30, 2005 did not reflect the benefit of the pension asset. Based on various publications issued by the IFRIC, and particularly the “IFRIC Update” dated September 2005, the Group revisited this accounting and recognized the full benefit of the pension asset in the income statement for the year ended March 31, 2005 included in its annual report for the year ended March 31, 2006. This resulted in an adjustment to the equity attributable to holders of Air-France KLM as of March 31, 2005, as compared to amounts presented in its preliminary IFRS transition financial statements previously published, and as compared to amounts reflected in the opening equity attributable to holders of Air-France KLM in the previously filed unaudited interim condensed consolidated financial statements for the six-month period ended September 30, 2005.

A reconciliation of the equity attributable to holders of Air France KLM as of September 30, 2005 as presented in the accompanying financial statements with previously filed unaudited interim consolidated financial statements as of September 30, 2005 is as follows:

In € millions	Equity attributable to holders of Air France-KLM as of September 30, 2005

As previously filed	6 910

Recognition of negative goodwill relating to the KLM pension surplus previously deferred	622
Recognition of additional negative goodwill relating to the KLM pension surplus based on the current status of the related discussions of IFRIC	306
Change in the fair value of the pension surplus between the acquisition date and March 31, 2005	72

In current filling	7 910

Groupe Air France – KLM

CONSOLIDATED STATEMENT OF TOTAL OF GAINS / (LOSSES) RECORDED

(unaudited)

In € millions	September 30, 2006	September 30, 2005
Impact of the first application of IAS 32 and IAS 39 :
Derivatives	-	1 148
Investments available-for-sale	-	(3)
Deferred tax	-	(391)

Impact for the period :
Derivatives	(592)	926
Investments available-for-sale	(3)	-
Deferred tax	200	(354)

Currency translation adjustment	(2)	7

Gains / (losses) directly recorded in equity	(397)	1 333

Income for the period	618	829

Total of gains / (losses) recorded for the period	221	2 162

Air France-KLM Group

STATEMENTS OF CONSOLIDATED CASH FLOWS (unaudited)

In € millions Period from April 1 to September 30,	Notes	2006	2005
Income for the period		607	841
Amortization, depreciation and operating provisions		893	870
Financial provisions		18	-
Gain on disposals of tangible and intangible assets		(7)	(45)
Loss / (gain) on disposals of subsidiaries and associates		(1)	1
Gain on Amadeus GTD transaction	9	-	(504)
Derivatives		18	(7)
Unrealized foreign exchange gains and losses, net		(9)	19
Negative goodwill		-	(5)
Non monetary share of (profits) losses of associates		(15)	33
Deferred taxes		255	128
Other non-monetary items		(62)	(30)

Subtotal		1 697	1 301

(Increase) / decrease in inventories		(20)	(45)
(Increase) / decrease in trade receivables		(272)	(420)
Increase / (decrease) in trade payables		161	195
Change in other receivables and payables		61	280
Net cash flow from operating activities		1 627	1 311

Acquisitions of subsidiaries and investments in associates, net of cash acquired		(27)	(30)
Purchase of property, plant and equipment and intangible assets		(1 114)	(1 373)
Proceeds on disposal of subsidiaries and investments in associates		15	10
Proceeds on Amadeus GTD transaction		-	817
Proceeds on disposal of property, plant and equipment and intangible assets		60	147
Dividends received		2	-
Decrease (increase) in investments, net between 3 months and 1 year		(93)	51
Net cash used in investing activities		(1 157)	(378)

Issuance of long-term debt		942	1 090
Repayments on long-term debt		(223)	(344)
Payment of debt resulting from finance lease liabilities		(282)	(276)
New loans		(27)	(94)
Repayments on loans		24	66
Dividends paid		(82)	(41)
Net cash flow from financing activities		352	401

Effect of exchange rate on cash and cash equivalents		(1)	2

Change in cash and cash equivalents		821	1 336

Cash and cash equivalents at beginning of period		2 844	2 238
Cash and cash equivalents at end of period		3 665	3 574
Income tax paid (flow included in operating activities)		(268)	2
Interest paid (flow included in financing activities)		(216)	(172)
Interest received (flow included in financing activities)		112	67

Air France-KLM Group

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

April 1, 2006 – September 30, 2006

Air France-KLM Group

1.	BUSINESS DESCRIPTION

As used herein, the term “Air France–KLM” refers to Air France – KLM, a limited liability company organized under French law, without its consolidated subsidiaries. The terms the “Group” refer to Air France – KLM together with its consolidated subsidiaries.

The Company is headquartered in France and is one of the largest airlines in the world. The Company’s core business is passenger transportation. The Company’s activities also include cargo, industrial maintenance and other air-transport related activities, including principally catering and charter services.

The company Air France – KLM domiciled 2 rue Robert Esnault-Pelterie 75007 Paris – France, is the parent company of the Air France – KLM group.

The Group’s functional currency is the euro.

2.	SIGNIFICANT EVENTS OF THE PERIOD

On September 11, 2006, the company Air France, subsidiary of the Group Air France-KLM issued € 550 million bonds maturing on January 22, 2014. Characteristics of these bonds are described in Note 18.

3.	ACCOUNTING POLICIES

        3.1. Accounting principles

Accounting principles used for the interim condensed consolidated financial statements as of September 30, 2006 are the same as those used as of March 31, 2006 and described in the consolidated financial statements of the year ended March 31, 2006.

Concerning employee benefits, although the IFRIC has yet to deliver its final conclusions, the Group defined its accounting position based on various publications, and particularly the “IFRIC Update” dated September 2005 and the “IFRIC D19” whose comment period ended on October 30, 2006.

According to these, the KLM pension fund surplus must be fully recognized in the balance sheet.

The interim condensed consolidated financial statements as of September 30, 2006 are prepared in accordance with IAS 34 “Interim financial reporting”; and must be read in connection with the annual consolidated financial statements as of March 31, 2006. They have been prepared in accordance with those IFRS as of November 22, 2006, date on which the accounts have been approved by the Board of Directors.

        3.2. Preparation of unaudited interim condensed consolidated financial statements

Revenues and income from current operations are characterized by their seasonal nature related to a high level of activity during the first half of the fiscal year. This phenomenon varies in magnitude depending on the year. In accordance with IFRS, revenues and the related expenses are recognized over the period in which they are realized and incurred respectively.

For the interim statements, the tax charge (current and deferred) is calculated by applying to the book income for the period the estimated annual average tax rate for the current year for each entity or tax group.

Air France-KLM Group

        3.3. Use of estimates

The preparation of the interim condensed consolidated financial statements in conformity with current accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses. The main items are:

•	Revenue recognition related to deferred revenue on ticket sales,
•	Tangible and intangible assets,
•	Financial assets,
•	Deferred tax assets
•	Provisions

The Group’s management makes these estimates and assessments continuously on the basis of its past experience and various other factors considered to be reasonable.

Actual results could differ from these estimates depending on changes in the assumptions used or different conditions.

Air France-KLM Group

4.	INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

The Air France-KLM group’s primary reporting format is business segmentation.

Business segments’ results are those that are either directly attributable or that can be allocated on a reasonable basis to these business segments. Amounts allocated to business segments mainly correspond as far as the income statement is concerned, to the current operating income and the share of results of associates. Other elements of the income statement and of the balance sheet are presented in the “not allocated” column.

Inter-segment transactions are evaluated based on normal market conditions.

The Air France-KLM Group’s secondary reporting format is geographical segmentation, based on origin of sales.

Only passenger and cargo traffic revenues are allocated by geographical area of destination.

Business segments

Passenger: Passenger operating revenues primarily come from passenger transport services on scheduled flights with one of the Companies’ airline code, including flights operated by other airlines under code-sharing agreements. They also include commissions paid by SkyTeam alliance partners, revenues from excess baggage and airport services supplied by the Group to third party airlines and services linked to IT systems.

Cargo: Cargo operating revenues come from freight transport on flights under the Companies’ codes, including flights operated by other partner airlines under code-sharing agreements. Other cargo revenues are derived principally from sales of cargo capacity to third parties.

Maintenance: Maintenance operating revenues are generated through maintenance services provided to other airlines and customers globally.

Other: The revenues from this segment come primarily from catering supplied by the group to third-party airlines and to charter flights operated primarily by Transavia.

Geographical segments

Group activities are broken down into five geographical regions :

- Europe and North Africa

- Caribbean, French Guiana and Indian Ocean

- Africa, Middle East

- Americas, Polynesia

- Asia and New Caledonia

Air France-KLM Group

  4.1    Information by business segment

•	Six month period ended September 30, 2006

In € millions	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	9 874	1 466	1 394	819	-	13 553
Intersegment sales	(388)	(13)	(914))	(305)	-	(1620)
External sales	9 486	1 453	480	514	-	11 933
Income from current operations	868	22	14	75	-	979
Income from operating activities	868	22	14	75	(25)	954
Share of profits (losses) of associates	-	-	-	15	-	15
Net cost of financial debt and other financial income and expenses	-	-	-	-	(124)	(124)
Income taxes	-	-	-	-	(238)	(238)
Net income from continuing operations	868	22	14	90	(387)	607

•	Six month period ended September 30, 2005

In € millions	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	8 939	1 370	1 313	763	-	12 385
Intersegment sales	(339)	(12)	(902)	(310)	-	(1 563)
External sales	8 600	1 358	411	453	-	10 822
Income from current operations	601	45	40	64	-	750
Income from operating activities	601	45	40	64	539	1 289
Share of profits (losses) of associates	-	-	3	(33)	-	(30)
Net cost of financial debt and other financial income and expenses	-	-	-	-	(126)	(126)
Income taxes	-	-	-	-	(292)	(292)
Net income from continuing operations	601	45	43	31	121	841

Air France-KLM Group

4.2 Information by geographical area

Sales by geographical area

•	Six month period ended September 30, 2006

In € millions	Europe North Africa	Caribbean, French Guiana Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia New Caledonia	Total
Scheduled passenger	5 773	213	615	1 605	764	8 970
Other passenger sales	367	28	20	41	60	516
Total passenger	6 140	241	635	1 646	824	9 486
Scheduled cargo	589	18	91	172	473	1 343
Other cargo sales	76	2	4	11	17	110
Total cargo	665	20	95	183	490	1 453
Maintenance	475	-	-	-	5	480
Others	501	9	4	-	-	514
Total	7 781	270	734	1 829	1 319	11 933
• Six month period ended September 30, 2005
In € millions	Europe North Africa	Caribbean, French Guiana Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia New Caledonia	Total
Scheduled passenger	5 289	213	581	1 328	677	8 088
Other passenger sales	386	28	18	28	52	512
Total passenger	5 675	241	599	1 356	729	8 600
Scheduled cargo	565	17	77	154	442	1 255
Other cargo sales	69	2	4	12	16	103
Total cargo	634	19	81	166	458	1 358
Maintenance	407	-	-	-	4	411
Others	445	5	3	-	-	453
Total	7 161	265	683	1 522	1 191	10 822

Air France-KLM Group

Traffic sales by geographical area of destination

•	Six month period ended September 30, 2006

In € millions	Europe North Africa	Caribbean, French Guiana Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia New Caledonia	Total

Scheduled passenger	3 673	576	1 190	2 174	1 357	8 970
Scheduled cargo	34	94	175	420	620	1 343
Total	3 707	670	1 365	2 594	1 977	10 313

•	Six month period ended September 30, 2005

In € millions	Europe North Africa	Caribbean, French Guiana Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia New Caledonia	Total

Scheduled passenger	3 433	555	1 085	1 828	1 187	8 088
Scheduled cargo	38	87	151	394	585	1 255
Total	3 471	642	1 236	2 222	1 772	9 343

5.	EXTERNAL EXPENSES

In € millions Six month period ended September 30,	2006	2005
Aircraft fuel	2 181	1 717
Chartering costs	330	289
Aircraft operating lease costs	305	309
Landing fees and en route charges	881	820
Catering	215	206
Handling charges and other operating costs	635	597
Aircraft maintenance costs	434	344
Commercial and distribution costs	620	636
Other external expenses	1 031	1 009
Total	6 632	5 927

The “Other external expenses” correspond mainly to rent expenses and insurance costs.

Air France-KLM Group

6.	SALARIES AND NUMBER OF EMPLOYEES

Salaries and related costs

In € millions Six month period ended September 30,	2006	2005
Wages and salaries	2 425	2 321
Social contributions and	766	693
Net periodic pension cost	73	105
Expenses related to share-based compensation	15	14
Other expenses	26	2
Total	3 305	3 135

Average number of employees

Six month period ended September 30,	2006	2005
Flight deck crew	7 974	7 828
Cabin crew	20 676	20 257
Ground staff	74 697	74 378
	103 347	102 463

7.	AMORTIZATION, DEPRECIATION AND PROVISIONS

In € millions Six month period ended September 30,	2006	2005
Depreciation and amortization
Intangible assets	19	19
Flight equipment	728	663
Other property, plant and equipment	123	127
	870	809

Provisions
Fixed assets	-	-
Inventories	5	-
Trade receivables	-	5
Risks and contingencies	18	56
	23	61
Total	893	870

Air France-KLM Group

8.	OTHER INCOME AND EXPENSES

In € millions Six month period ended September 30,	2006	2005
Joint operation of routes and cargo	(5)	(47)
Operations-related currency hedges	5	5
Other	2	8
Total	2	(34)

9.	OTHER NON-CURRENT INCOME AND EXPENSES

During the period ended September 30, 2006, a net gain on sales of aircraft equipment that amounts to € 5 million, corresponds primarily to the sale of an aircraft owned by AFPL.

AFPL has recorded a loss for an amount of € 20 million in relation to an aircraft due to the disposal of this aircraft which will occur during the 4th quarter of the year 2006-07.

During the year ended March 31, 2005, Air France and the other air carrier shareholders in Amadeus GTD initiated discussions with private equity investment funds to launch, through a company, WAM Acquisition SA, in which they would become shareholders, a tender offer for Amadeus GTD at a price of € 7.35 per share. This Leveraged Buy Out (LBO) allowed Air France to recognize a gain, while remaining an Amadeus GTD shareholder through the new company. The offer closed early in July 2005 and the pre-tax gain on this transaction totaled € 504 millions.

10.	NET COST OF FINANCIAL DEBT AND OTHER FINANCIAL INCOME AND EXPENSES

In € millions Six month period ended September 30,	2006	2005
Income from marketable securities	38	23
Other financial income	70	51
Income from cash and cash equivalents	108	74

Borrowing interest	(115)	(105)
Lease interest	(96)	(100)
Capitalized interest	18	17
Cost of financial debt	(193)	(188)
Net cost of financial debt	(85)	(114)

Foreign exchange gains (losses), net	(9)	(19)
Change in fair value of financial assets and liabilities	(18)	7
Net (charge) release to provisions	(18)	-
Other income and expenses	6	-
Other financial income and expenses	(39)	(12)
Total	(124)	(126)

Air France-KLM Group

The interest rate used in the calculation of capitalized interest for the six month period ended September 30, 2006 is 4.45%(3.72% for the six month period ended September 30, 2005).

Net foreign exchange losses for the six month period ended September 30, 2006 include an unrealized net gain of € 9 million (against a loss of € 19 million for the six month period ended September 30, 2005) mainly due to the variation of the US dollar rate.

Net charge to provisions includes an unrealized loss on shares of Alitalia for an amount to € 9 million, as a result of the stock price decreasing in a significantly way during the six month period ended September 30, 2006.

11.	SHARE OF PROFITS (LOSSES) OF ASSOCIATES

Share of profits (losses) associated for the six-months period ended September 30, 2006 amounts to € 15 million versus € 30 million loss for the six-months period ended September 30, 2005. This loss comprised an impairment charge recorded on the Group’s investment in Martinair for an amount of € 58 million. Martinair is a 50% owned associate of KLM Group.

12.	INCOME TAXES

    12.1. Income tax charge

In € millions

Six month period ended September 30,	2006	2005

Current tax charge	17	(164)

Charge for the year	(3)	(164)
Adjustment of previous current tax charges	20	-

Deferred tax income / (charge)	(255)	(128)
Change in temporary differences	(24)	25
Change in tax rates	-	-
(Use) / recognition of tax loss carryforwards	(231)	(153)

Total income tax (charge) / credit	(238)	(292)

The current tax expense relates to amounts paid or payable in the short term to tax authorities related to the six-month periods ended September 30, 2006 and 2005 in accordance with the regulations prevailing in various countries and applicable international tax treaties.

Tax expense for the six-month period ended September 30, 2005 includes an amount of € 154 million in relation to the tax on the gain on the Amadeus GTD transaction.

    12.2. Deferred tax recognized directly in equity

Deferred tax directly recorded in equity amounts to an income of € 200 million as of September 30, 2006 against a loss of € 704 million for the period ended September 30, 2005. These deferred taxes relate to the accounting of cash flow hedges.

Air France-KLM Group

13. EARNINGS PER SHARE

Reconciliation of income used to calculate earnings per share

In € millions

Six month period ended September 30,	2006	2005

Income for the period – Group share	618	829

Dividends to be paid to priority shares	-	-

Income for the period – Group share (used to calculate basic earnings per share)	618	829

Impact of potential ordinary shares :
- interest paid on convertible bonds (net of tax)	5	7

Income for the period – Group share (used to calculate diluted earnings per share)	623	836

Reconciliation of the number of shares used to calculate earnings per share

Six month period ended September 30,	2006	2005

Weighted average number of :
- Ordinary shares issued	269 383 518	269 383 518
- Treasury stock held regarding stock option plan	(3 943 674)	(5 358 337)
- Treasury stock held in stock buyback plan	(96 985)	(1 355 369)

Number of shares used to calculate basic earnings per share	265 342 859	262 669 812

Weighted average number of ordinary shares :
- Conversion of convertible bonds	21 951 219	18 292 682
- Exercise of stock options	596 306	215 667

Number of potential ordinary shares	22 547 525	18 508 349

Number of ordinary and potential ordinary shares used to calculate diluted earnings per share	287 890 384	281 178 161

Air France-KLM Group

14.	TANGIBLE ASSETS

In € millions	As of September 30, 2006			As of March 31, 2006
	Gross value	Depreciation	Net Value	Gross value	Depreciation	Net Value
Aircraft owned	7 007	1 629	5 378	6 224	1 267	4 957
Aircraft under finance lease	4 463	755	3 708	4 200	659	3 541
Other	2 063	941	1 122	2 267	886	1 381
Flight equipment	13 533	3 325	10 208	12 691	2 812	9 879
Land and buildings	2 146	876	1 270	2 081	816	1 265
Equipments and fittings	890	544	346	849	513	336
Other	800	571	229	775	547	228
Other tangible assets	3 836	1 991	1 845	3 705	1 876	1 829
Assets in progress	1 159	-	1 159	1 264	-	1 264
Total	18 528	5 316	13 212	17 660	4 688	12 972

The net carrying value of tangible assets financed under capital lease amounts to € 4 004 million as of September 30, 2006 (€ 3 912 million as of March 31, 2006).

15.	EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF AIR FRANCE-KLM SA

    15.1 Breakdown of stock and voting rights

	As of September 30, 2006		As of March 31, 2006
	% of stock	% of voting rights	% of stock	% of voting rights
French State	18%	19%	18%	19%
Employees and former employees	13%	13%	14%	14%
Treasury shares	2%	-	2%	-
Other	67%	68%	66%	67%
Total	100%	100%	100%	100%

The item “Employees and former employees” includes shares held by employees and former employees identified in funds or by a Sicovam code.

    15.2 Other securities giving access to common stock

On April 22, 2005, Air France issued 15-year bonds with an option of conversion and/or exchange for new or existing Air France-KLM shares (OCEANE). 21,951,219 bonds were issued for a total amount of € 450 million. Because each bond can be exchanged for a share Air France-KLM, the potential maximum increase of equity of Air France-KLM amounts to € 450 million.

Following the Exchange Offer, 45,093,299 Equity Warrants for new or existing shares (Bons d’Acquisition et/ou de Souscription d’Actions “BASA”) were issued. Three BASAs give the holder the right to purchase and/or subscribe to two new or existing shares of Air France-KLM stock, with a par value of € 8.50, at an exercise price of € 20 per Air France-KLM share. BASA holders will have the option, at any time during a 24-month period beginning November 2005, to obtain new or existing shares, at the Group’s discretion, upon exercise of the BASA. The maximum potential increase in the equity capital of Air France-KLM is € 601 million.

Air France-KLM Group

    15.3 Reserves and retained earnings

In € millions
As of	September 30, 2006	March 31, 2006

Legal reserve	46	46
Statutory reserve	977	1 059
Other reserves	3 588	3 054
Net income (loss)	618	913
Total	5 229	5 072

16	SHARE BASED COMPENSATION

On February 1, 2005, the Group launched a shares-for-salary exchange scheme, in which all Air France employees residing in France were offered the opportunity to purchase Air France-KLM shares at a price of € 14 per share in exchange for wage concessions over a 6-year period. The offer was limited to a maximum of 13,186,853 ordinary shares. At the date the offer was closed, February 21, 2005, Air France employees had acquired 12,612,671 Air France-KLM shares.

These shares were granted by the French State, the largest Air France-KLM shareholder, subject to payment of a € 109 million by Air France-KLM.

The wage concessions cover the period from May 2005 to May 2011.

The fair value of the services provided under the shares-for-salary exchange scheme was calculated on the basis of the market price of the Air France-KLM share on the date the offer was closed, namely € 14.30 and amounts to € 180 million. The corresponding salary expense covers the acquisition period of voting rights from May 2005 to May 2011.

17	PROVISIONS AND RETIREMENT BENEFITS

In € millions	As of September 30, 2006			As of March 31, 2006

	Non current	Current	Total	Non current	Current	Total

Retirement benefits	1 036	-	1 036	1 005	-	1 005
Restitution of aircraft	221	148	369	261	105	366
Restructuring	-	12	12	-	17	17
Litigation	26	60	86	66	50	116
Other	129	7	136	121	20	141
Total	1 412	227	1 639	1 453	192	1 645

Air France-KLM Group

18	FINANCIAL DEBT

In € millions	As of September 30, 2006			As of March 31, 2006

	Non current	Current	Total	Non current	Current	Total

Perpetual subordinated loan stock	474	122	596	613	25	638
OCEANE (convertible bonds)	384	-	384	382	-	382
Bonds	550	-	550	-	-	-
Capital lease obligations	4 533	712	5 245	4 668	763	5 431
Other long-term debt	2 255	242	2 497	2 163	365	2 528
Accrued interest	-	102	102	-	107	107
Total	8 196	1 178	9 374	7 826	1 260	9 086

On September 11, 2006, the company Air France, subsidiary of the Group Air France-KLM issued € 550 million bonds maturing on January 22, 2014. Characteristics of these bonds are as follows :

-    Amount : € 550 million

-    Coupon : 4.75%

-    Starting date : September 11, 2006

-    Paying date : September 22, 2006

-    Maturity date : January 22, 2014

19	LEASE COMMITMENTS

    19.1 Capital leases

In € millions
As of	September 30, 2006	March 31, 2006
Flight equipment	5 871	6 296
Buildings	480	489
Total	6 351	6 785

    19.2 Operating leases

The undiscounted amount of the future minimum operating lease payments for aircraft under operating lease totaled € 2 889 million as of September 30, 2006 (€ 2 947 million at March 31, 2006).

20	FLIGHT EQUIPMENT ORDERS

Due dates for commitments in respect of firm orders for flight equipment are as follows:

In € millions
As of	September 30, 2006	March 31, 2006

Y + 1	720	989
Y + 2	643	951
Y + 3	745	731
Y + 4	391	545
Y + 5	352	137
> 5 years	125	135
Total	2 976	3 488

Air France-KLM Group

These commitments relate to amounts in US dollars, converted into euros at the exchange rate on the closing date. These amounts are hedged.

The number of aircraft on firm order as of September 30, 2006 decreased by 2 units compared with March 31, 2006 to reach to 46 aircraft. The number of options decreased by 8 units over the same period to reach 27 aircraft. These movements can be explained by:

-              the delivery of 8 aircraft over the period;

-              new order of 13 aircraft on which 6 are to be received;

-              the conversion of 6 options into firm orders, and the cancellation of 2 options;

-              the modification of the financing of the Embraer order that involves the decrease of 6 units.

Moreover, a significant change in the scheduled deliveries of A380-800 has been communicated by Airbus to the Group beginning of October 2006. The first deliveries will be postponed from summer 2008 to summer 2009.

Long-haul fleet

Passenger

The Group received 4 Boeing 777-300ER and one Boeing 777-200 and 2 Airbus A330s.

As of September 30, 2006, the Group’s backlog for the long-haul fleet comprised firm orders for 10 Airbus A380s, 11 Boeing 777s and one Airbus A330, as well as options for 4 Airbus A380s and 7 Boeing 777s.

Cargo

As of September 30, 2006, the Group’s backlog for the cargo long-haul fleet comprised firm orders for 5 Boeing 777Fs as well as options for 4 Boeing 777Fs. First deliveries will begin during the winter of 2008-2009.

Medium-haul fleet

The Group took delivery of one Airbus 318 and had cancelled 2 mature options (one for an Airbus A318 and one for an Airbus A320). Moreover the Group also confirmed 6 options for Boeing 737.

As of September 30, 2006, the Group’s backlog comprised of 5 Airbus A318s and 8 Boeing 737s under firm order as well as 3 Airbus A318s and 9 Boeing 737s under option.

Regional fleet

The Group has made an order for 13 Avro RJ 85 during the semester of which 7 have already been delivered as of September 30, 2006 and 6 are waiting for delivery.

Moreover, the Group has chosen to modify the financing of its order of 6 Embraer ERJ 190. The aircraft will be acquired by an operating lease which explains the change in the backlog.

Air France-KLM Group

The Group’s commitments concern the following aircraft:

Aircraft type		To be delivered in	Y+1	Y+2	Y+3	Y+4	Y+5	Beyond Y+5
A 318	As of September 30, 2006	Firm orders Options	5 -	- 2	- 1	- -	- -	- -
	As of March 31, 2006	Firm orders Options	6 -	- 1	- 2	- 1	- -	- -

A 320	As of September 30, 2006	Firm orders Options	- -	- -	- -	- -	- -	- -
	As of March 31, 2006	Firm orders Options	- -	- 1	- -	- -	- -	- -

A 330	As of September 30, 2006	Firm orders Options	1 -	- -	- -	- -	- -	- -
	As of March 31, 2006	Firm orders Options	3 -	- -	- -	- -	- -	- -

A 380	As of September 30, 2006	Firm orders Options	- -	- -	3 -	3 -	3 1	1 3
	As of March 31, 2006	Firm orders Options	- -	2 -	3 -	3 -	1 1	1 3

B 737	As of September 30, 2006	Firm orders Options	2 -	6 3	- 6	- -	- -	- -
	As of March 31, 2006	Firm orders Options	1 -	1 2	- 9	- 4	- -	- -

B 777	As of September 30, 2006	Firm orders Options	6 -	3 1	2 2	- 4	- -	- -
	As of March 31, 2006	Firm orders Options	7 -	6 -	1 1	2 4	- 3	- -

B 777 F	As of September 30, 2006	Firm orders Options	- -	- -	5 -	- 3	- 1	- -
	As of March 31, 2006	Firm orders Options	- -	- -	3 -	2 1	- 2	- -

Embraer 190	As of September 30, 2006	Firm orders Options	- -	- -	- -	- -	- -	- -
	As of March 31, 2006	Firm orders Options	3 -	3 -	- -	- -	- -	- -

Avro RJ 85	As of September 30, 2006	Firm orders Options	6 -	- -	- -	- -	- -	- -
	As of March 31, 2006	Firm orders Options	- -	- -	- -	- -	- -	- -

21	CONTINGENT LIABILITIES

The Group is involved in several disputes, and the potential losses have not necessarily been recorded in the consolidated financial statements.

The Company was definitively removed by the Court of Appeals of Richmond, Virginia on December 9, 2004, from in the HALL action, the name of one of the travel agents who had filed a class action suit against American and European airlines, including Air France and KLM, accusing them of illegal agreements to reduce the commissions collected on the sale of airline tickets.

A lawsuit based on the same complaints, filed by fifty travel agents acting individually against the same airlines is still pending in the Federal Court of the Northern District of Ohio. However, given the small number of agents involved in this action, the financial stakes for the Company are not significant. No provisions have been recorded in connection with this suit.

In the dispute between Servair a subsidiary of the Company, and its employees for payment of meal times, all judgments issued to date by the courts have dismissed the claims of the employees involved. Only one proceeding with 255 employees is still pending before the Labor Board. This action, like the preceding cases, is considered to be not relevant by the Company and no provisions have been recorded.

Air France-KLM Group

As of February 14, 2006, authorities from the EU Commission and the US Department Of Justice (DOJ) presented themselves at the offices of Air France and KLM, as well as most airlines and world major cargo operators, formally requesting information about an alleged conspiracy to fix the price of air shipping services. Skyteam Cargo, a Company in which Air France held shares, was subject to the same investigations. Air France-KLM as well as Air France and KLM are cooperating with these investigations.

As of September 30, 2006, over 85 purported class action lawsuits were filled in the US against air cargo operators including Air France-KLM, Air France, KLM and/or related entities. Plaintiffs allege that defendants engaged in a conspiracy to fix the price of air shipping services since January 1, 2000 including various surcharges in air cargo services in violation of antitrust laws. They consequently seek compensatory damages and treble monetary damages in unspecified amounts, costs and attorney’s fees, as well as injunctive relief amounting to triple amount of compensatory damages. These actions are in the process of being transferred and consolidated before the US District Court of the Eastern District of New-York. Air France and KLM intend to defend these cases vigorously.

At this time, Air France-KLM is unable to predict the outcome of these investigations requested by antitrust and civil litigation authorities, or the amount of penalties and compensatory damages which could be due.

On July 20, 2006, Air France was placed under formal investigation for (i) possible illegal employment practices and (ii) being a possible accessory to misappropriation of funds by Pretory, a company that supplied on board safety guards to Air France for flights to the US or other destinations following the September 11 terrorist attacks.

Air France has denied any illegal practice and immediately filed an appeal against the judge’s decision. This appeal is still pending before the Paris Court of Appeal.

To the Company’s knowledge, there is no other litigation, arbitration or other threatened or pending disputes that could have or has had in the recent past a material impact on the financial position, earnings, business or holdings of the Company.

22	RELATED PARTIES

During the six-months period ended September 30, 2006, relationships of the Group with its related parties have not changed significantly in terms of amounts and or scope.

The only evolution is the entity Air Ivoire fully consolidated until March 31, 2006. Since April 1, 2006, this entity is consolidated by equity method due to the fact that the percentage of control decreased from 51% to 49%. The Group has no significant relationship with Air Ivoire.

23	SUBSEQUENT EVENTS

There has been no significant event since the close of the period.

24	RECENT ACCOUNTING PRONOUNCEMENTS

New standards, interpretations and amendments to existing standards, effective for periods beginning on or after January 1, 2006, were not early adopted by the Group:

•	the amendment to IAS 1 related to disclosures on capital, effective for periods beginning on or after January 1, 2007;

•	the standard IFRS 7 “Financial Instruments: Disclosures”, effective for periods beginning on or after January 1, 2007;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: November 24, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations